Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-104585 of USI Holdings Corporation on Form S-8 of our report dated June 29, 2006, appearing in this Annual Report on Form 11-K of USI 401(k) Plan (formerly, the USI Services Corp. 401(k) Plan) for the year ended December 31, 2005.

/s/ DELOITTE & TOUCHE LLP
New York, New York

June 29, 2006